

Mail Stop 4631

December 14, 2017

Via E-Mail
Mr. Tim Richerson
Chief Executive Officer
JM Global Holding Company
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

> **Re:** **JM Global Holding Company**
> **Revised Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed December 1, 2017**
> **File No. 1-37513**

Dear Mr. Richerson:

We have reviewed the filing and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 33

1. We have read your response to comment 7 in our November 7, 2017 letter. You indicated that you have revised the table to provide net income for both redemption scenarios. However, we note this information was provided only for the nine months ended September 30, 2017. Please further revise to include net income for both redemption scenarios for the year ended December 31, 2016.

<u>Certain Company Projected Financial Information, page 103</u>

2. Refer to comment 13 in our November 7, 2017 letter. It is unclear why the tabular presentations on page 103 differ from the "Financial Projections – Sunlong" which you provided us. Please advise, and, as appropriate, revise the disclosure.

<u>Director Election Proposals, page 118; Information about Directors Expected to be Appointed to the Board Upon the Closing of the Business Combination, page 177</u>

3. In the biographical paragraphs of Ms. Hui Zhu, Ms. Yaqing Hu, and Mr. Chenchen Zhang, describe briefly their business experience during the past five years. <u>See</u> Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

<u>Sunlong Management's Discussion and Analysis, Results of Operations, page 160</u>

4. We have read your response to comment 20 in our November 7, 2017 letter and note the related revisions related on pages 161-168 regarding your trading and other business. Please address the following:

   • Explain to us why or how the products Acid Hydrolysis Titanium Dioxide and Petroleum FCC Catalyst each accounted for the same amount of trading and other revenues and cost of revenues for the year ended December 31, 2016, as shown on pages 166 and 168.

   • Regarding the two significant customers at both September 30, 2017 (page 162) and December 31, 2016 (page 167), please confirm, if true, that these customers are not related parties. Disclose whether they are related to each other and, if so, how.

   • As previously requested, please revise to explain why the gross margin declined from 51% as of December 31, 2016 to 34.2% as of September 30, 2017.

5. We have read your response to comment 22 in our November 7, 2017 letter. While the risk factor has in fact been removed, disclosure remains on pages 20 and 140-141 regarding TJComex's licenses to build electronic commodity exchange platforms. Please revise.

<u>Liquidity and Capital Resources, page 173</u>

6. We have read your response to comment 25 in our November 7, 2017 letter and the related revision on page 173. You have indicated that payment terms are 30 days after receipt of

goods but that no collections have been made subsequent to September 30, 2017. Please tell us why the two customers that comprise a combined 99% of your trading and other revenue through September 30, 2017 and apparently represented by $18.7 million of the $21.1 million accounts receivable balance at that date have not been able to pay what is due. We note that since $11.6 million of the $20.0 million in trading and other revenue through the nine months ended September 30, 2017 was booked prior to July 1, 2017, most of the receivables are over five months old. Based on the inability of your customers to repay the receivable based on the contractual repayment terms, we are not able to conclude that the September 30, 2017 allowance balance complies with US GAAP nor that revenue was appropriately recorded since it is not clear that collectability was reasonably assured (from your revenue recognition policy on page 170). Please advise.

Beneficial Ownership of Securities, page 191

7. In the table on page 192, please include all of your executive officers and directors. We note that you have omitted Mr. Xiaoyan Shen, the chief financial officer and secretary identified on page 177.

8. Please tell us, and revise if appropriate, whether the shares in the table include the shares that the sponsor sold to Messrs. Tim Richerson and Peter Nathanial in October 2017. Please add also a footnote to clarify, if true, that the amounts in the table do not include the shares that the sponsor intends to sell to Messrs. Kurt Jetta and Arthur B. Drogue if the transaction is consummated as disclosed under "Certain Relationships and Related Party Transactions" on page 193.

You may direct questions on comments on the financial statements and related matters to Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Mr. Tim Richerson
JM Global Holding Company
December 14, 2017
Page 4

cc: <u>Via E-Mail</u>
        Douglas Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP
        1345 Avenue of the Americas, 11th Floor
        New York, NY 10105